EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our audit report dated March 12, 2010, relating to the consolidated financial statements of Northern States Financial Corporation for the year ended December 31, 2009 in the Annual Report on Form 10-K of Northern States Financial Corporation.  We also consent to the incorporation by reference in this Registration Statement on Form S-8 of our review reports dated April 29, 2010 and July 29, 2010, respectively, relating to the consolidated unaudited interim financial statements of Northern States Financial Corporation included in each of the Forms 10-Q of Northern States Financial Corporation for the quarters ended March 31, 2010 and June 30, 2010.

/s/ Plante & Moran, PLLC
Chicago, Illinois
October 21, 2010